FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2007

Commission File Number: 001-33178

MELCO PBL ENTERTAINMENT

(MACAU) LIMITED

Penthouse, 38th Floor, The Centrium

60 Wyndham Street

Central

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- N/A

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

Form 6-K

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

By:	/s/ Simon Dewhurst
Name:	Simon Dewhurst
Title:	Chief Financial Officer

Date: April 16, 2007

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Exhibit 20.1

DEUTSCHE BANK TRUST COMPANY AMERICAS

Trust & Securities Services

Global Equity Services

April 12, 2007

DEPOSITARY RECEIPTS

Depositary’s Notice of Annual General Meeting of Shareholders of Melco PBL Entertainment (Macau) Limited:

Issue:	Melco PBL Entertainment / Cusip 585464100

Country:	Macau

Meeting Details:	Annual General Meeting of Shareholders of Melco PBL Entertainment on May 11, 2007 – 4:00 PM (HK Time) in the Executive Office at the 17th floor of Crown Macau located at the Avenida Kwong Tung between Avenida Dr. Sun Yat Sen, Rua de Hong Chau, Rua de Nam Keng and Avenida Kwong Tung.

Meeting Agenda:	The Company’s Notice of Meeting including the Agenda is attached

Voting Deadline:	On or before May 7, 2007 at 3:00 PM (New York City time)

ADR Record Date:	April 2, 2007

Ordinary: ADR ratio	3 Ordinary Share: 1 ADR

Holders of American Depositary Receipts (ADRs) representing ordinary shares (the “Deposited Securities”) of Melco PBL Entertainment (the “Company”) are hereby notified of the Company’s Annual General Meeting of shareholders. A copy of the Notice of Meeting from the Company, which includes the agenda for such meeting, is attached.

Holders of record of ADRs as of the close of business on the ADR Record Date will be entitled, subject to any applicable law, the Deposit Agreement the Company’s Memorandum and Articles of Incorporation and the provisions of or governing Deposited Securities (which provisions, if any, shall be summarized in pertinent part by the Company), to instruct Deutsche Bank Trust Company Americas, as Depositary, (“the Depositary”) as to the exercise of voting rights, if any, pertaining to the Deposited Shares represented by their respective ADRs. Voting instructions may be given only in respect of a number of American Depositary Shares representing an integral number of Shares or other Deposited Securities. Upon the timely receipt of written instructions of a Holder of American Depositary Shares on the ADS Record Date of voting instructions in the manner specified by the Depositary, the Depositary shall endeavor, insofar as practicable and permitted under applicable law, the provisions of the Deposit Agreement, the Company’s Memorandum and Articles of Association and the provisions of or governing the Deposited Securities, to vote or cause the Custodian to vote the Shares and/or other Deposited Securities (in person or by proxy) represented by American Depositary Shares evidenced by such Receipt in accordance with such voting instructions. Neither the Depositary nor the Custodian shall, under any circumstances exercise any discretion as to voting, and neither the Depositary nor the Custodian shall vote, or attempt to exercise the right to vote, or in any way make use of for purposes of establishing a quorum or otherwise, the Shares or other Deposited Securities represented by ADSs except pursuant to and in accordance with such written instructions from Holders. Notwithstanding the above, save for applicable provisions of the law of the Cayman Islands, and in accordance with the terms of Section 5.3 of the Deposit Agreement, the Depositary shall not be liable for any failure to carry out any instructions to vote any of the Deposited Securities or for the manner in which such vote is cast or the effect of any such vote.

Daniel Belean

AVP

Deutsche Bank - Depositary Receipts

Tel 212 250 6612

Fax 212 797 0327

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Exhibit 20.2

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

Notice of Annual General Meeting of Shareholders

to be held on May 11, 2007.

Dear Shareholders:

You are cordially invited to attend the Annual General Meeting of Shareholders of Melco PBL Entertainment (Macau) Limited (the “Company”) which will be held on May 11, 2007 in the Executive Office at the 17th Floor of Crown Macau located at the Avenida Kwong Tung between Avenida Dr. Sun Yat Sen, Rua de Hong Chau, Rua de Nam Keng and Avenida Kwong Tung at 3:00PM (HK Time). The meeting is being held for the following purposes:

1.	Report of the Directors.

2.	Ratification of the Audited Financial Statements for the Fiscal Year 2006 and the inclusion thereof in the annual report on Form 20-F filed with the U.S. Securities and Exchange Commission.

3.	Ratification of the Appointment of the Independent Auditor Deloitte Touche Tohmatsu for the Fiscal year 2006.

Only shareholders of record in the books of the Company at the close of business on April 2, 2007 will be entitled to vote at the meeting or any adjournment that may take place.

A shareholder entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote in his/her/its place. A proxy would not be a shareholder of the Company. A form of proxy is enclosed.

Shareholders are requested to complete, date, sign and return the enclosed proxy form to reach the Company as promptly as possible but not later than 48 hours prior to the Annual General Meeting or adjourned meeting at which the proxy is to be used. The giving of such proxy will not affect your right to vote in person should you decide to attend the Annual General Meeting or adjourned meeting.

Please note that copies of the annual reports of the Company are available for shareholders. Should you want to obtain a copy, you can (1) send your request for a physical copy by e-mail to ir@melco-pbl.com; (2) notify the Company of your e-mail address by sending your request to Investor Relations, Melco PBL Entertainment (Macau) Limited, 36th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong and a soft copy will be sent to your e-mail address provided; (3) you may also view the annual report at the Company’s website at www.melco-pbl.com.

By Order of the Board of Directors,

/s/ Lawrence (Yau Lung) Ho	/s/ James D. Packer
Lawrence (Yau Lung) Ho	James D. Packer
Co-Chairman	Co-Chairman

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Exhibit 20.3

            Annual General Meeting of Shareholders

(Name of ADR holder)

(Number of ADRs held)

Resolutions presented for consideration by the Annual General Meeting of Shareholders on May 11, 2007

AGENDA	Affirmative	Negative	Abstained
1) Ratification of the Audited Financial Statements for the Fiscal Year 2006 and the inclusion thereof in the annual report on Form 20-F filed with the U.S. Securities and Exchange Commission.

2) Ratification of the Appointment of the Independent Auditor Deloitte Touche Tohmatsu for the Fiscal Year 2006

(Signature)

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